[redacted]

DD 12/23/14

SECURITIES 14042221

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 22 2014
Washington DC
124

SEC FILE NUMBER
8-13026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/01/13** AND ENDING **10/31/14**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual Funds Associates, Inc.** — OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) — FIRM I.D. NO.

1701 Chili Avenue
(No and Street)

Rochester	**New York**	**14624**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott J. Zollo — **(585) 235-3600**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flaherty Salmin LLP
(Name – *if individual, state last, first, middle name*)

2300 Buffalo Road, Bldg 200	**Rochester**	**New York**	**14624**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

tj 12/29/14

OATH OR AFFIRMATION

I, Scott J. Zollo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Mutual Funds Associates, Inc., as of October 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal
Title

Notary Public

Patricia Michaloski
Notary Public State of New York
No. 01MI4968452
Qualified in Orleans County
Commission Expires June 25, 2018

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income.
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Shareholder's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant To Rule 15c3-3.
[x] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Flaherty Salmin CPAs
Straight Answers. Trusted Solutions.

Flaherty Salmin LLP Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
office 585 279-0120 **fax** 585 279-0166 www.fs-cpa.com
PrimeGlobal | An Association of Independent Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
Mutual Funds Associates, Inc.

We have audited the accompanying financial statements of Mutual Funds Associates, Inc. which comprise the statements of financial condition as of October 31, 2014 and 2013, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Mutual Funds Associates, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our 2014 audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). We conducted our 2013 audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Mutual Funds Associates, Inc. as of October 31, 2014 and 2013, and results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I - Computation of Net Capital Under Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Schedule III - Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Mutual Funds Associates, Inc. financial statements. The supplemental information is the responsibility of Mutual Funds Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flaherty Salmin LLP

Flaherty Salmin LLP
Rochester, New York

December 12, 2014

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2014 AND 2013

ASSETS

	2014	2013
Cash and cash equivalents	$ 85,655	$ 87,307
Marketable securities, at fair value	57,906	55,748
Commissions receivable	8,850	6,806
Prepaid expenses	1,740	1,740
Property and equipment, net	1,394	-
Total assets	$ 155,545	$ 151,601

LIABILITIES AND SHAREHOLDER'S EQUITY

	2014	2013
Liabilities:		
Commissions payable	$ 7,724	$ 31,811
Accounts payable	6,000	-
Income taxes payable	7,536	7,017
Total liabilities	21,260	38,828
Shareholder's equity:		
Common stock, no par value; authorized 200 shares; issued and outstanding 15 shares	6,000	6,000
Retained earnings	128,285	106,773
Total shareholder's equity	134,285	112,773
Total liabilities and shareholder's equity	$ 155,545	$ 151,601

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED OCTOBER 31, 2014 AND 2013

	2014	2013
Revenue:		
Commissions - investments	$ 150,651	$ 154,337
Commissions - annuities	161,391	115,554
Commissions - risk management	129,310	116,349
Dividends and interest income	2,747	3,142
Loss on marketable securities	(417)	(1,847)
Total revenue	443,682	387,535
Expenses:		
Commissions	322,748	281,015
Management fees	36,000	36,000
Rent	24,000	24,000
Office supplies and expense	9,602	8,719
Insurance	3,338	3,507
Professional fees	21,275	19,510
Depreciation	107	-
Total expenses	417,070	372,751
Income before provisions from income taxes	26,612	14,784
Provision for income taxes	5,100	2,900
Net income	$ 21,512	$ 11,884

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2014 AND 2013

	Common Stock	Retained Earnings	Total
Balance, November 1, 2012	$ 6,000	$ 94,889	$ 100,889
Net income for the year ended October 31, 2013	-	11,884	11,884
Balance, October 31, 2013	6,000	106,773	112,773
Net income for the year ended October 31, 2014	-	21,512	21,512
Balance, October 31, 2014	$ 6,000	$ 128,285	$ 134,285

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2014 AND 2013

	2014	2013
Cash flows from operating activities:		
Net income	$ 21,512	$ 11,884
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	107	-
Decrease (increase) in marketable securities	(2,158)	(1,078)
Decrease (increase) in commissions receivable	(2,044)	(5,971)
Increase (decrease) in commissions payable	(24,087)	27,339
Increase (decrease) in accounts payable	6,000	(6,000)
Increase (decrease) in income taxes payable	519	2,494
Net cash provided by (used in) operating activities	(151)	28,668
Cash flows from investing activities:		
Acquisition of property and equipment	(1,501)	-
Net increase (decrease) in cash and cash equivalents	(1,652)	28,668
Cash and cash equivalents - beginning of year	87,307	58,639
Cash and cash equivalents - end of year	$ 85,655	$ 87,307
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$ 4,581	$ 3,716

See accompanying notes to financial statements

1. THE COMPANY

Mutual Funds Associates, Inc. is a commission based representative for several mutual fund companies. They receive a commission for placing clients with those funds. They do not take possession of client funds, rather funds are deposited directly in the mutual fund companies and are managed solely by those funds. Mutual Funds Associates, Inc. is strictly a representative and its client base is mostly from the Western New York area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all cash on hand, cash in banks and short-term investments with an original maturity of three months or less to be cash and cash equivalents for financial reporting purposes.

Marketable Securities - Marketable securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) regarding Fair Value Measurements and Disclosures. The resulting difference between cost and fair value is included in revenue.

The Company's marketable securities consist of an investment in a mutual fund, which is mostly invested in debt securities of U.S. and foreign governments and companies.

Commissions Receivable - The Company has receivables that arise from placing clients with mutual fund companies. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets, which is five years. When depreciable property is retired or otherwise disposed of, the cost and the related accumulated depreciation are cleared from the respective accounts and any resulting gain or loss is reflected in income.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivable. Marketable securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes - The Company accounts for income taxes in accordance with the ASC regarding Accounting for Income Taxes. This standard requires, among other things, recognition of future tax liability and benefits, measured by applying enacted tax rates attributable to future deductible and taxable temporary differences between financial statement and income tax basis of assets and liabilities, and tax credit carry forwards to the extent that realization of such benefits is more likely than not. The Company has insignificant differences between financial statement and income tax basis of assets and liabilities and, therefore, has not recorded any deferred tax asset or liability as of October 31, 2014 and 2013.

In accordance with the provisions of the ASC pertaining to accounting for uncertainty in income taxes, the Company evaluates tax positions taken for potential uncertainties. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company are recorded in operating expenses, which was $-0- for the years ending October 31, 2014 and 2013.

3. FAIR VALUE MEASUREMENT

The Company accounts for its marketable securities in accordance with the ASC regarding Fair Value Measurements and Disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Company has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

3. FAIR VALUE MEASUREMENT, Continued

The Company's mutual fund is valued at quoted market price, which represents the net asset value of shares held by the Company at year end. This method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.

The Company's marketable securities are Level 1 assets.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at October 31:

	2014	2013
Office equipment	$ 7,992	$ 6,491
Less: Accumulated depreciation	6,598	6,491
	$ 1,394	$ -

Depreciation expense for the years ended October 31, 2014 and 2013 amounted to $107 and $-0-, respectively.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2014, the Company had net capital of $122,465 which was $117,465 in excess of its required net capital of $5,000, and a ratio of aggregate indebtedness to net capital of .1736 to 1.

6. INCOME TAXES

The provision for income taxes consists of the following:

	2014	2013
Currently payable - Federal	$ 3,600	$ 2,200
Currently payable - State	1,500	700
	$ 5,100	$ 2,900

The actual income tax provision for the years ended October 31, 2014 and 2013 differs from the expected tax provision computed by applying the U.S. Federal Corporate rate primarily due to state taxes, depreciation and the effect of the unrealized gains and losses on marketable securities.

7. RELATED PARTY TRANSACTIONS

The Company receives commission revenue from Core Alpha, Inc., an entity wholly owned by a relative of the shareholder, for placing clients with mutual fund companies. Commission income totaled $129,010 and $115,544 for the years ended October 31, 2014 and 2013, respectively.

The Company rents office space and equipment under an informal agreement from the shareholder. Rental expense under this informal agreement amounted to $24,000 for each of the years ended October 31, 2014 and 2013.

The Company pays management fees to Accuvest Planning, Inc., an entity wholly owned by the shareholder, for general management. Management fee expense totaled $36,000 for each of the years ended October 31, 2014 and 2013. At October 31, 2014 and 2013, accounts payable to Accuvest Planning, Inc. totaled $6,000 and $-0-, respectively.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm, which is the date the financial statements were available to be issued.

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OCTOBER 31, 2014

1.	Total ownership equity from Statement of Financial Condition			$ 134,285
2.	Deduct: Ownership equity not allowable for Net Capital			-
3.	Total ownership equity qualified for Net Capital			134,285
4.	Add:			
	A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B.	Other (deductions) or allowable credits		-
5.	Total capital and allowable subordinated liabilities			134,285
6.	Deductions and/or charges:			
	A.	Total non-allowable assets from Statement of Financial Condition		(3,134)
	B.	Secured demand note deficiency		-
	C.	Commodity futures contracts and spot commodities		-
	D.	Other deductions and/or charges		-
7.	Other additions and/or allowable credits			-
8.	Net Capital before haircuts on securities positions			131,151
9.	Haircuts on securities:			
	A.	Contractual securities commitments		-
	B.	Subordinated securities borrowings		-
	C.	Trading and investment securities:		
		1.	Exempted securities	-
		2.	Debt securities	-
		3.	Options	-
		4.	Other securities	(8,686)
	D.	Undue concentration		-
	E.	Other		-
10.	Net Capital			$ 122,465

Continued on next page

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)	$ 1,417
12.	Minimum dollar net capital requirement of reporting broker dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital (line 10 less line 13)	$ 117,465
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$ 116,465

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition			$ 21,260
17.	Add:	A.	Drafts for immediate credit	-
		B.	Market value of securities borrowed for which no equivalent value is paid or credited	-
		C.	Other unrecorded amounts	-
18.	Deduct:		Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness			$ 21,260
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			17.36%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Mutual Funds Associates, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date consisted of the following:

Net Capital per the Company's FOCUS Report (Unaudited)	$ 122,465
Difference	-
Net Capital per this computation	$ 122,465

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 (EXEMPTION)
OCTOBER 31, 2014

Computation for determination of reserve requirements under Rule 15c3-3 (exemption) of the Securities and Exchange Commission is inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(1).

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 (EXEMPTION)
OCTOBER 31, 2014

Information for possession or control requirements under Rule 15c3-3 (exemption) of the Securities and Exchange Commission is inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(1).

Flaherty
Salmin CPAs
Straight Answers. Trusted Solutions.

Flaherty Salmin LLP Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
office 585 279-0120 fax 585 279-0166 www.fs-cpa.com
PrimeGlobal | An Association of Independent Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
Mutual Funds Associates, Inc.

We reviewed management's statements, including the accompanying Rule 15c3-3 Exemption Report, in which (1) Mutual Funds Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mutual Funds Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) Mutual Funds Associates, Inc. stated that Mutual Funds Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mutual Funds Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mutual Funds Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flaherty Salmin LLP

Flaherty Salmin LLP
Rochester, New York

December 12, 2014

MUTUAL FUNDS ASSOCIATES INC.

Rule 15c3-3 Exemption Report

Mutual Funds Associates, Inc. is a broker/dealer registered with the SEC and FINRA.

Mutual Funds Associates, Inc. claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended October 31, 2014.

Mutual Funds Associates, Inc. is exempt from the provisions of Rule 15c3-3 because it meets the conditions set for the in paragraph (k)(1) of the rule, of which , the identity of the specific conditions are as follows:

The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company.

Mutual Funds Associates, Inc. has met the identified exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout fiscal year ended October 31st 2014 without exception.

The above statements are true and correct to the best of my knowledge and belief.

Scott J. Zollo, Principal
Mutual Funds Associates, Inc.

November 19, 2014

Flaherty Salmin CPAs
Straight Answers. Trusted Solutions.

Flaherty Salmin LLP Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
office 585 279-0120 **fax** 585 279-0166 www.fs-cpa.com
PrimeGlobal | An Association of Independent Accounting Firms

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholder
Mutual Funds Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2014, which were agreed to by Mutual Funds Associates, Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting there were no payments made during the year;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended October 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with related supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting a prior year overpayment of $150 being properly applied to the current year.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Flaherty Salmin LLP

Flaherty Salmin LLP
Rochester, New York

December 12, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended Oct. 31, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-013026 FINRA OCT 12/30/1970
MUTUAL FUNDS ASSOCIATES INC
1701 CHILI AVE
ROCHESTER, NY 14624

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott J Zollo
585-235-3600 X2

2. A. General Assessment (item 2e from page 2)		$ -0-
B. Less payment made with SIPC-6 filed (exclude interest)		(-0-
______ Date Paid		
C. Less prior overpayment applied		(150
D. Assessment balance due or (overpayment)		(150)
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-0-
F. Total assessment balance and interest due (or overpayment carried forward)		$ <150.00>
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ -0-	
H. Overpayment carried forward	$(150.00)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mutual Funds Associates, Inc.
(Name of Corporation, Partnership or other organization)

Scott Zollo
(Authorized Signature)

President
(Title)

Dated the 9 day of December, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Nov. 1st, 2013
and ending Oct 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 443,682
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	417
Total additions	444,099
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	441,352
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dividends + Interest Income (Deductions in excess of $100,000 require documentation)	2,747
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	-0-
Total deductions	444,099
2d. SIPC Net Operating Revenues	$ -0-
2e. General Assessment @ .0025	$ -0- (to page 1, line 2.A.)

MUTUAL FUNDS ASSOCIATES, INC.

Financial Statements
October 31, 2014 and 2013